

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2024

Christopher Masterson
Chief Financial Officer, Treasurer and Secretary
Global Net Lease, Inc.
650 Fifth Ave., 30th Floor
New York, NY 10019

Re: Global Net Lease, Inc.
Form 10-K for fiscal year ended December 31, 2023
Filed February 27, 2024
File No. 001-37390

Dear Christopher Masterson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Real Estate & Construction